SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                        --------------------------

                             SCHEDULE 13D
                          Amendment Number 1
               Under the Securities Exchange Act of 1934

                         Steve Madden, Inc.
                          (Name of Issuer)

                     Common Stock, Par Value $.0001
                   (Title of Class of Securities)

                              556269108
                            (CUSIP Number)

                            Arthur Goetchius
                     300 Park Avenue, 21st Fl.,
                 New York, NY 10022 (212) 755-9000
          (Name, address and telephone number of person
         authorized to receive notices and communications)

                         February 4, 1998
     (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                         Page 1 of 19 page


                              13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Associates, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                     -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                 173,500
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                   -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                         173,500
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                         173,500
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                           2.07%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                             PN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 2 of 19 pages


                             13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Partners, L.L.C.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              00
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                      -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                256,300
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                  -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER           258,500
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                   258,500
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                         3.08%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **                    IA
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!







                         Page 3 of 19 pages


                             13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Bev Partners, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                     Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                  -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                               64,500
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                       64,500
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                       64,500
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                           .77%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            PN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 4 of 19 pages


                             13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonas Partners, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                    -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                 52,500
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                 -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                         52,500
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                         52,500
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **         [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                          .63%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            PN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 5 of 19 pages


                              13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William Ehrman
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     00
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                            546,800
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                             -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    549,000
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    549,000
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **        [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                      6.55%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                        IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 6 of 19 pages


                              13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederic Greenberg
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                 -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                             546,800
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                              -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     549,000
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     549,000
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **         [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                        6.55%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                           IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 7 of 19 pages


                              13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederick Ketcher
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                     -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                  546,800
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                  -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                          549,000
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                          549,000
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            6.55%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                             IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 8 of 19 pages


                              13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonas Gerstl
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     OO     PF
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                  10,800
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                               558,300
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                 -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                       577,500
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                       577,500
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **        [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                        6.89%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                         IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 9 of 19 pages


                              13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              James McLaren
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                   -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                546,800
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        549,000
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        549,000
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **        [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                        6.55%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                          IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 10 of 19 pages


                              13D
CUSIP No. 556269108
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William D. Lautman
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [ ]
                              (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                                       -0-
------------------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                                  546,800
------------------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                                   -0-
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                          549,000
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                          549,000
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **            [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                             6.55%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                              IN
------------------------------------------------------------------------
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 11 of 19 pages


          The initial Schedule 13D (the "Schedule 13D") of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl and (ix) James McLaren, and (x) William D. Lautman relating to the common stock, $.0001 par value (the "Common Stock") issued by Steve Madden, Ltd., a New York corporation (the "Company"), is hereby amended by this Amendment No. 1 as follows:

          Item 3 is hereby amended and restated in its entirety as follows:

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $999,675, $1,460,604, $354,984, and $280,026, respectively.

          The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Gerstl and his immediate family is approximately $119,344.

          Messrs. Ehrman, Ketcher, Greenberg, McLaren and Lautman currently own no shares of Common Stock.

          The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Gerstl and his immediate family were purchased with personal funds.

          The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Gerstl and his immediate family are held in accounts maintained at BT Alex Brown Inc. Currently, the interest rate charged on such various margin accounts is approximately 8.25% per annum.

          Items 5 (v) and (viii) of the initial Schedule 13D is hereby corrected as follows:




                         Page 12 of 19 pages


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (v) Mr. Gerstl owns beneficially through ownership by himself and members of his immediate family, 28,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

                    (viii) In the aggregate, the Reporting Persons beneficially own a total of 470,500 shares of Common Stock, constituting 5.61% of the shares outstanding.

          Item 5 is hereby amended and restated in its entirety as follows:

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 8,381,573 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 11, 1997, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended September 30, 1997 (which is the most recent Form 10-Q on file).

          As of the close of business on February 2, 1998:

                 (i) EGS Associates owns beneficially 173,500 shares of Common Stock, constituting approximately 2.07% of the shares outstanding.

                 (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 258,500 shares, constituting approximately 3.08% of the shares outstanding, purchased for discretionary accounts managed by it.

                 (iii) Bev Partners owns beneficially 64,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

                 (iv) Jonas Partners owns 52,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

                  (v) Mr. Gerstl owns beneficially through ownership by himself and members of his immediate family, $28,500 shares of Common Stock, constituting less than 1% of the shares outstanding.

                 (vi) Messrs. Ehrman, Ketcher, Greenberg, McLaren and Lautman own directly no shares of Common Stock.

                 (vii) By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 173,500 shares beneficially owned by EGS Associates, the 258,500 shares beneficially owned by EGS Partners, the 64,500 shares beneficially owned by Bev Partners, and the 52,500 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas

                             Page 13 of 19 pages


Partners are aggregated, they total 549,000 shares of Common Stock, constituting approximately 6.55% of the shares outstanding.

                 (viii) In the aggregate, the Reporting Persons beneficially own a total of 577,500 shares of Common Stock, constituting approximately 6.89% of the shares outstanding.

          (b)   (i)   Each of EGS Associates, EGS Partners, Bev Partners, and
Jonas Partners has the power to vote on all of the shares of Common Stock, except for 2,200 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

                 (ii) Mr. Gerstl has no power to vote and shared power to dispose of shares owned by his wife in trust for their children and Mr. Gerstl has the shared power to vote and dispose of the shares owned directly by him and his wife in joint accounts.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to February 4, 1997 until February 5, 1998 by EGS Associates, EGS Partners and Bev Partners are set forth in Schedules A, B, C, and D, respectively, and were all effected in the over-the-counter market and in private placements. During such period, Messrs. Ehrman, Ketcher, Greenberg, Gerstl, McLaren and Lautman, did not enter into any transactions in the Common Stock.

           (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale or such shares of Common Stock.



















                         Page 14 of 19 pages


                              SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:

----------------------------
William Ehrman, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P., and as a member of EGS PARTNERS, L.L.C.

----------------------------
Frederic Greenberg, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P. and as a member of
EGS PARTNERS, L.L.C.

----------------------------
Frederick Ketcher, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P. and as a member of
EGS PARTNERS, L.L.C.

----------------------------
Jonas Gerstl, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.
JONAS PARTNERS, L.P. and as a member
of EGS PARTNERS, L.L.C.

----------------------------
James McLaren, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P. and as a member of
EGS PARTNERS, L.L.C.

----------------------------
William D. Lautman, individually and as
general partner of each of EGS
ASSOCIATES, L.P., BEV PARTNERS, L.P.,
JONAS PARTNERS, L.P. and as a member of
EGS PARTNERS, L.L.C.



                         Page 15 of 19 pages


                               Schedule A

                         EGS Associates, L.P.

                    Transactions in the Common Stock

                                                       Price Per Share
Date of                       Number of                  (including
Transaction               Shares Purchased/(Sold)   Commissions, if any)
------------------------------------------------------------------------

12/23/97                         3,000                         $6.88
1/15/98                          9,500                         $6.56
1/20/98                          4,000                         $7.16
2/4/98                          70,000                         $7.00






































                         Page 16 of 19 pages


                                Schedule B

                            EGS Partners, L.P.

                     Transactions in the Common Stock

                                                       Price Per Share
Date of                       Number of                  (including
Transaction               Shares Purchased/(Sold)   Commissions, if any)

-----------------------------------------------------------------------

12/26/97                         4,000                     $7.00
12/30/97                         6,500                     $7.55
12/31/97                        11,000                     $7.58
1/6/98                           3,000                     $7.00
1/13/98                          4,000                     $6.63
1/15/98                          3,000                     $6.56
1/20/98                         16,5000                    $7.16
1/27/98                          7,000                     $7.71

































                         Page 17 of 19 pages


                              Schedule C

                         Bev Partners, L.P.

                    Transactions in the Common Stock
                                                       Price Per Share
Date of                       Number of                  (including
Transaction               Shares Purchased/(Sold)   Commissions, if any)
------------------------------------------------------------------------

1/15/98                       2,500                         $6.56
1/20/98                       2,000                         $7.16
2/4/98                       15,000                         $7.00







































                         Page 18 of 19 pages


                              Schedule D

                          Jonas Partners, L.P.

                    Transactions in the Common Stock
                                                       Price Per Share
Date of                       Number of                  (including
Transaction               Shares Purchased/(Sold)   Commissions, if any)
------------------------------------------------------------------------

1/13/98                       1,000                         $6.63
1/20/98                       2,000                         $7.16
2/4/98                       15,000                         $7.00







































                         Page 19 of 19 pages